77K    CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On July 27, 2004, the Board of Trustees selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Funds for the fiscal year ended July 31, 2004 after a recommendation from the Funds' Audit Committee to fill a vacancy in such a position in accordance with Section 32(a)(2) of the 1940 Act resulting from Ernst & Young LLP's resignation on June 22, 2004. There were no disagreements with Ernst & Young LLP on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure during the previous fiscal years or through the date of their resignation.

The Funds represent that they had not consulted with PricewaterhouseCoopers LLP at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinions that might be rendered on the Funds' financial statements.